[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

Stanley, Inc.
Registration Statement on Form S-1
File No. 333-134053

July 28, 2006

Dear Ms. Long:

Stanley, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-134053) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated July 19, 2006, relating to the Registration Statement. Four clean copies of Amendment No. 2, and four copies that are marked to show changes from Amendment No. 1, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 2.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure. Where requested, supplemental information is provided.

General

1.              We may have further comment once items that are currently blank, such as portions of summary financial data and pro forma financial data, and the capitalization and dilution tables, are completed.

The Company is still in the process of determining the number of shares to be offered and an appropriate price range and is therefore not yet able to provide all of the information in the summary financial data and pro forma financial data, and the capitalization and dilution tables. The Company acknowledges that the Staff may have further comments once these items are completed.

Summary, page 1

2.              We note your response to comment 27 of our letter dated June 9, 2006 and revised disclosure on page 33. Please compare your revised disclosure on page 33 with your disclosure in paragraph five on page 1 under the subheading “Company” and revise to further clarify the sources of your revenue growth.

The Company has revised the disclosure on page 1 of Amendment No. 2 to further clarify the sources of its revenue growth.

Unaudited Pro Forma Financial Data, page 28

3.              Please disclose that you have not presented a pro forma balance sheet to give effect to the Morgan acquisition, since it is already reflected in your March 31, 2006 historical balance sheet. Please also specifically disclose that readers should refer to your capitalization table on page 25 to see the pro forma impact of the offering and use of proceeds on your March 31, 2006 balance sheet. Otherwise, please include the pro forma balance sheet here.

The Company has revised the disclosure on page 28 of Amendment No. 2.

Unaudited Pro Forma Statement of Income, page 29

4.              Please disclose in note (3) what the numerical interest rate used was.

The Company has revised note (3) on page 30 of Amendment No. 2 to indicate the numerical interest rate used.

5.              Please add to note (6) a reconciliation from your weighted average shares used in computing pro forma basic EPS to that used in computing pro forma diluted EPS.

The Company has revised note (6) on page 31 of Amendment No. 2 to provide a reconciliation from basic weighted average shares outstanding to diluted weighted average shares outstanding.

Company Overview, page 47

6.              We note your response to prior comment 32; however, disclose with more specificity the specialized engineering and technology services Morgan Research Corporation provides.

The Company has revised the disclosure on page 48 of Amendment No. 2 to disclose with more specificity the specialized engineering and technology services provided by Morgan Research Corporation.

Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

7.              The column titled outstanding shares should be retitled issued shares. Please revise.

The Company has revised the disclosure on page F-5 of Amendment No. 2.

Note 1 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

8.              We have read your response to comment 55 from our letter dated June 9, 2006. You indicate that claims or unapproved change orders are recorded only when realization is probable and can be reliably estimated. Please disclose, if material, the amount of revenue recorded related to claims or unapproved change orders in the notes to the financial statements for each of the periods presented.

The Company respectfully submits that the amount of revenues recorded related to claims or unapproved change orders is not material for any of the prior three fiscal years.

Segment Reporting, page F-12

9.              We have read your response to comment 51 from our letter dated June 9, 2006. We note that you have included your general segment information. However, you have not disclosed your enterprise-wide disclosures in accordance with paragraphs 36 through 38 of SFAS 131. Please revise or tell us why you believe that enterprise-wide disclosures are not required.

The Company has revised the disclosure on page F-12 of Amendment No. 2 to address enterprise-wide disclosures regarding products and services and geographic areas. The Company also respectfully submits that enterprise-wide disclosures about major customers are included in "Concentration of Risk" on page F-9 of Amendment No. 2.

Item 15. Recent Sales of Unregistered Securities, page II-2

10.       Please clarify your references to fiscal year ended 2007.

The Company has revised the disclosure on pages II-2 and II-3 of Amendment No. 2 to clarify that the recent sales of unregistered securities occurred during the quarter ended June 30, 2006.

11.       Disclose the value of the shares issued to in exchange for services.

The Company has revised the disclosure on page II-3 of Amendment No. 2 to disclose the value of the shares issued in exchange for services.

Please contact the undersigned at (212) 474-1024, or, in my absence, Stephen L. Burns at (212) 474-1146, Chrystie Hale Perry at (212) 474-1476 or Stephen M. Kessing at (212) 474-1344, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

cc:           Mr. Craig Slivka, United States Securities and Exchange Commission

                Ms. Lesli Sheppard, United States Securities and Exchange Commission

                Mr. Philip O. Nolan, Stanley, Inc.